SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This Report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, and its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004.

Press Release

For Immediate Release

OTI REVENUES UP 34% & 11% IN 2004

THIRD QUARTER & NINE MONTHS, RESPECTIVELY

—	Year-to-Date Revenues of $15.4 Million vs. $13.8 Million
—	Q3 Revenues up 19% from Q2
—	Year-to-Date Licensing and Transaction Fees Up 75%

Fort Lee, NJ– November 29, 2004 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, today announced its consolidated financial results for the nine months and third quarter ended September 30, 2004.

Business development highlights include:

—	OTI is first company to receive MasterCard multi-product certification for both card and reader solutions to support MasterCard®PayPass™.

—	OTI and Atmel received the first commercial order to support MasterCard®PayPass™. OTI anticipates orders for its card readers to support the PayPass cards to follow.

—	OTI completed the acquisition of ASEC S.A. of Poland whose software and back office systems for mass transit ticketing and payment solutions enable OTI to provide end-to-end solutions and focus on higher margin products in the growing European emerging markets. ASEC S.A. has already received an initial order exceeding $500,000 for a micropayments application allowing customers to pay for their mass transit tickets and other small ticket-items.

—	J4 and OTI announce first deployment of MediSmart in the U.S. Installation to start at HARMONEX® outpatient mental health services. Planned expansion in 2005 includes a network of affiliated practitioners.

—	OTI Africa and Sasol Oil, South Africa’s largest oil company, signed a long-term agreement to implement OTI’s petroleum payment solution in Sasol network to service both the oil company- contracted and bank-contracted fleet market and the private motorist sector.

—	OTI and Hypercom Corporation will deliver world-leading “contactless” electronic card payment programs that add convenience, speed checkout and increase security. The companies’ combined technologies will help expand merchant and consumer use of contactless payment programs, at U.S. retail countertops.

Financial Results
Revenues for the third quarter rose to $5.5 million, up 34% from $4.1 million in the same period last year, and up 19% from the previous quarter. Operating loss decreased 26% to $(1.1) million from $(1.5) million at the same period in 2003.Gross Profit climbed to 46% from 37% in the year prior same period. Net loss for the quarter ended September 30, 2004, was down 35% to $(1.2) million from $(1.8) million at the same period last year.

Revenues for the first nine months increased 11% to $15.4 million from $13.8 million for the same period of last year. Combined licensing and transaction fees, and customer service and technical support revenues increased 88% to $2.1 million from $1.1 million for the same period last year, and constituted 13% of total revenues compared to 8% for the same period last year. This increase represents OTI’s successful business model of providing the customer more than products, and creating long-term relationships through service and fees.

Gross Profit for first nine months was down 4% to $6.5 million from $6.8 million for the same period last year. The small decrease resulted from several projects with relatively lower margins. The operating loss for the nine months ended September 30, 2004 increased to $(6.8) million from $(2.6) million in the same period in 2003. These expenses were reported earlier in the year, and include $2.1 million one-time expenses related to raising of capital and a $1.3 million increase in marketing expenses to increase our presence in China and the Far-East, and to promote major projects in the US. Net loss increased to $(7.1) million, from $(3.7) million for the same period in 2003. The increase was mainly due to the increase in the operating loss.
Cash and cash equivalents were $27.6 million at September 30, 2004.

Oded Bashan, President and CEO of OTI commented: “In the third quarter, we saw the projects pace beginning to pick up after a slower-than-expected implementation in the second quarter. In the first nine month operating loss has increased due to the expenses related to the raising of capital resulted in $2.1 million shown in our P&L. The increase in revenues from licensing & transaction fees, and customer service & technical support validates our business model of generating revenues from products, licensing fees and technical support. As the size of our projects grow, the licensing fees and technical support become more meaningful and contribute to OTI’s profitability, providing constant stream of revenues.”

Mr.Bashan added: “We focus on the three vertical markets of Petroleum, SmartID and Micropayments. The contactless payment market is increasing with both reader and card quantities expected to ramp up in the next quarters. The acquisition of ASEC completed in this quarter, will better position the company to provide complete solutions and support to the emerging European markets.”

The Company has scheduled a conference call and simultaneous Web cast for Tuesday, November 30, 2004, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Head of Global Marketing and President OTI America, for 10:00 AM EST to discuss operating results and future outlook. To participate, call: 1-800-963-8290 (U.S. toll free), 1-800-931-5196 (Israel toll free), 0-800-182-1463 (Germany toll free), or 1-973- 409-9260 (standard international) ID Code: OTI. To attend the Web cast, use the following links:
http://www.otiglobal.com/content.aspx?id=98

For those unable to participate, the teleconference will be available for replay until midnight December 6th by calling U.S: 877-519-4471 or International: 973-341-3080 and entering the PIN number #5422604 or on the web at http://www.otiglobal.com/content.aspx?id=98.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact: Galit Mendelson Director of Corporate Communication, OTI 201 944 5200 ext. 111 galit@otiglobal.com	Media Relations Adam Handelsman 5W Public Relations 212 999 5585 ahandelsman@5wpr.com	IR Contact: Paul Holm PortfolioPR 212 736 9224 pholm@portfoliopr.com

ON TRACK INNOVATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

US dollars in thousands, except share and per share data

	September 30 2004	September 30 2003	December 31 2003
	(Unaudited)	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$27,615	$2,358	$9,712
Short-term investments	-	989	999
Short-term deposit	44	-	-
Trade receivables (net of allowance for doubtful accounts
of $ 285, $ 349 and $ 282 as of September 30, 2004, 2003
and December 31, 2003, respectively)	2,965	1,866	3,223
Other receivables and prepaid expenses	1,815	1,145	881
Inventories	4,480	4,274	4,069

Total current assets	36,919	10,632	18,884

Severance Pay Deposits Fund	597	851	906

Property, Plant and Equipment, Net	5,622	5,873	5,770

Other Intangible Assets, Net	184	372	325

Goodwill	5,383	5,383	5,383
Total assets	$48,705	$23,111	$31,268

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$2,495	$2,231	$1,751
Trade payables	3,307	2,584	3,339
Other current liabilities	2,473	2,393	2,624

Total current liabilities	8,275	7,208	7,714

Long-Term Liabilities
Long-term loans, net of current maturities	2,556	3,116	3,121
Convertible note	-	459	-
Accrued severance pay	1,295	1,308	1,130

Total long-term liabilities	3,851	4,883	4,251

Total liabilities	12,126	12,091	11,965

Shareholders' Equity
Ordinary share of NIS 0.1 par value: authorized -
30,000,000, 5,000,000 and 10,000,000 shares as of
September 30, 2004, 2003 and December 31, 2003,
respectively; issued and outstanding - 7,830,392, 2,726,226
and 4,778,715 shares as of September 30, 2004, 2003 and
December 31, 2003, respectively	186	72	119
Additional paid-in capital	83,855	51,332	59,965
Deferred stock compensation	(808)	(748)	(1,257)
Accumulated other comprehensive income	263	277	287
Accumulated deficit	(46,917)	(39,913)	(39,811)

Total shareholder's equity	36,579	11,020	19,303

Total liabilities and shareholders' equity	$48,705	$23,111	$31,268

ON TRACK INNOVATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2004	2003	2004	2003	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues
Products	$12,907	$12,417	$4,356	$3,623	$17,245
Non-recurring engineering	363	268	246	73	284
Licensing and transaction fees	1,069	612	540	203	808
Customer service and
technical support	1,039	520	330	179	1,258

Total revenues	15,378	13,817	5,472	4,078	19,595

Cost of Revenues
Products	8,114	6,621	2,606	2,427	8,678
Non-recurring engineering	178	104	136	40	109
Customer service and
technical support	570	294	198	118	691

Total cost of revenues	8,862	7,019	2,940	2,585	9,478

Gross profit	6,516	6,798	2,532	1,493	10,117

Operating Expenses
Research and development	2,549	2,440	893	675	3,159
Less - participation by the
Office of the Chief Scientist	383	518	46	154	853

Research and development, net	2,166	1,922	847	521	2,306
Selling and marketing	4,231	2,965	1,471	818	4,092
General and administrative	4,648	4,407	1,293	1,640	5,853
Amortization of intangible assets	141	141	47	47	188
Expenses relating to raising
of capital	2,115	-	-	-	-

Total operating expenses	13,301	9,435	3,658	3,026	12,439

Operating loss	(6,785)	(2,637)	(1,126)	(1,533)	(2,322)
Financial expenses, net	(174)	(685)	(66)	(141)	(897)
Other income (expenses), net	24	(340)	2	(115)	(244)

Loss before taxes on income	(6,935)	(3,662)	(1,190)	(1,789)	(3,463)
Taxes on income	(171)	(7)	18	(7)	(104)

Net loss	(7,106)	$(3,669)	(1,172)	$(1,796)	$(3,567)

Basic and diluted net loss
per ordinary share	$(1.08)	$(1.71)	$(0.15)	$(0.67)	$(1.52)

Weighted average number of
ordinary shares used in
computing basic and diluted net
loss per ordinary shares	6,595,012	2,139,849	7,723,728	2,665,696	2,354,254

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 30, 2004